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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*
                                              --


                         SCIENCE MANAGEMENT CORPORATION

                                (Name of Issuer)

                     COMMON STOCK, par value $.10 per share
                   PREFERRED STOCK, par value $1.00 per share

                         (Title of Class of Securities)
                    808638209 (common) and 808638308 (preferred)

                                 (CUSIP Number)

                              Anne E. Pitter, Esq.
                               Baer Marks & Upham
                                805 Third Avenue
                            New York, New York  10176
                                 (212) 702-5944
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 10, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



    CUSIP No.  808638209 (Common)             Page    2    of    8    Pages
               ------------------                  ------      -----
               808638308 (Preferred)
               ---------------------


     1.     NAME OF REPORTING PERSON

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   Imperial
            Capital Worldwide Partners, L.P.
                                               EIN #13-3806745
                                                    ---------------------


     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                       (b)  [X]


     3.     SEC USE ONLY


     4.     SOURCE OF FUNDS*             WC

     5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)


     6.     CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware


                 7.   SOLE VOTING POWER   670,000 shares common (includes a
                                          proxy for 12,500 shares not owned
                                          by Reporting Entity) 1,090,250
                                          shares preferred and call for
     NUMBER OF                            218,050 shares common and options
      SHARES                              to buy 412,500 shares common,
   BENEFICIALLY                           659,750 shares preferred and a call
     OWNED BY                             for 131,950 shares common
       EACH
    REPORTING
   PERSON WITH
  8.   SHARED VOTING POWER             ------


                 9.   SOLE DISPOSITIVE POWER   657,500 shares common,
                                               1,090,250 shares preferred and
                                               call for 218,050 shares common
                                               and options to buy 412,500
                                               shares common, 659,750 shares
                                               preferred and a call for
                                               131,950 shares common


                 10.  SHARED DISPOSITIVE POWER         ------


     11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,170,000
                                               (1,750,000 preferred and
                                               1,420,000 common)

     12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   71.6% of
            common - 100% of preferred


     14.    TYPE OF REPORTING PERSON*                 Co.
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No.  808638209 (Common)             Page    3    of    8    Pages
               ------------------                  ------      -----
               808638308 (Preferred)
               ---------------------


     1.     NAME OF REPORTING PERSON

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jonathan Borsuk - Social Security No.###-##-####
                                        -------------------


     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                        (b) [X]


     3.     SEC USE ONLY

     4.     SOURCE OF FUNDS*             N/A


     5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

            TO ITEMS 2(d) OR 2(e)

     6.     CITIZENSHIP OR PLACE OF ORGANIZATION     USA


                 7.   SOLE VOTING POWER   670,000 shares common (includes a
                                          proxy for 12,500 shares not owned
                                          by Reporting Entity), 1,090,250
                                          shares preferred and call for
     NUMBER OF                            218,050 shares common and options
      SHARES                              to buy 412,500 shares common,
   BENEFICIALLY                           659,750 shares preferred and a call
     OWNED BY                             for 131,950 shares common
       EACH
     REPORTING
    PERSON WITH
  8.   SHARED VOTING POWER
                                          ------------


                 9.   SOLE DISPOSITIVE POWER   657,500 shares common,
                                               1,090,250 shares preferred and
                                               call for 218,050 shares common
                                               and option to buy 412,500
                                               shares common, 659,750 shares
                                               preferred and a call for
                                               131,950 shares common


                 10.  SHARED DISPOSITIVE POWER
                                               ------------


     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,170,000 (1,750,000 preferred and 1,420,000 common) (these are the same holdings reported for Imperial)

     12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

     13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         71.6% of
            common  - 100% of preferred


     14.    TYPE OF REPORTING PERSON*                 IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    CUSIP No.  808638209 (Common)             Page    4    of    8    Pages
               ------------------                  ------      -----
               808638308 (Preferred)
               ---------------------


Item 1.Security and Issuer
       -------------------


This Report relates to shares of common stock, $.10 par value and shares of preferred stock, $1.00 par value of Science Management Corporation (the "Company"), whose principal executive offices are located at 721 Route 202/206, Bridgewater, New Jersey 08807-1760.




Item 2.Identity and Background
       -----------------------


     (a) This Report is filed by Imperial Capital Worldwide Partners, L.P. ("Imperial") and Jonathan Borsuk, presently the sole limited partner of Imperial and the sole stockholder, sole director and president of Imperial Capital Investors Corp., Imperial's general partner (both the "Reporting Entities" or individually a "Reporting Entity"). The Reporting Entities are making this joint filing because they are affiliated and therefor may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Entities that a group exists.


     Imperial is a private investment company. Mr. Borsuk is a private investor.


     (b) The business address of the Reporting Entities is 666 Fifth Avenue, 37th floor, New York, New York 10103.


     (c)  See (a) above.


     (d) During the past five (5) years, neither the Reporting Entities nor any executive officer, director or controlling person of Imperial or its general partner has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).


     (e) During the past five (5) years, neither the Reporting Entities nor any executive officer, director or controlling person of Imperial or its general partner was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


     (f)  Imperial is a Delaware limited partnership.


     Mr. Borsuk is a citizen of the United States of America.




Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------


     Imperial acquired "Imperial's Total Interests" pursuant to the Company's bankruptcy "Plan" in satisfaction of its claim against the Company and additional funding of $463,000; the source of the $463,000 was the sale by Imperial of its rights to certain shares of the Company's New Preferred Stock and New Common Stock to Sorol. See Item 4 below.
                               --- ------

    CUSIP No.  808638209 (Common)             Page    5    of    8    Pages
               ------------------                  ------      -----
               808638308 (Preferred)
               ---------------------

Item 4.   Purpose of Transaction
          ----------------------


     The purpose of the acquisition of Imperial's Total Interests was to invest in and acquired control of the Company.


     Imperial was the co-proponent, with the Company, of the Company's Fifth Modified Plan of Reorganization in the Company's bankruptcy proceedings, Case No. 93-34553 (SAS) filed in the United States Bankruptcy Court District of New Jersey. Said Plan was confirmed pursuant to an order of the Bankruptcy Court dated April 17, 1996 and was subsequently modified pursuant to an agreement dated July 10, 1996 among the Company, Imperial and the Company's administrative claimants for professional fees (said plan, as so amended, is hereinafter referred to as the "Plan").


     In 1995, Imperial acquired the senior, secured position of Constellation Bank, N.A., which had provided senior, secured loans to the Company. As of the date the Company filed its bankruptcy petition, it was indebted to the bank for approximately $5,150,000 and thereafter borrowed an additional $250,000 from the bank. The indebtedness of the Company to the bank and related collateral were purchased by Imperial and formed the basis of Imperial's claims against the Company.


     Pursuant to the Plan, the Company agreed to issue 1,750,000 shares of newly authorized preferred, non convertible, non dividend bearing preferred stock which stock, as a class, is entitled to .01% of the vote of all issued and outstanding shares of "New Common Stock" as hereinafter defined (the "New Preferred Stock") and 2,000,000 shares of newly authorized common stock with one vote per share (the "New Common Stock"). On the effective date of the Plan, the Company agreed to issue to Imperial (a) all of the New Preferred Stock (1,750,000 shares), (b) 55.5% or 1,110,000 shares of New Common Stock, and (c) an 18 month option to acquire 17.5% or 350,000 shares of the New Common Stock for an aggregate exercise price of $750,000 (the "Option Stock"), in return for satisfaction of Imperial's claims against the Company and an additional $463,000 in funding from Imperial.


     Pursuant to the Plan, Imperial assigned 2% (40,000 shares) of the New Common Stock to Charles Gordon Holladay, who had acted as a broker with respect to the transaction, provided that a portion of his stock would be held subject to the call option described in clause (c) of the preceding paragraph.


     By agreement dated June 17, 1996 (the "Rana Contract"), Imperial agreed to sell 12,500 shares of the New Common Stock to Rahual Rana (the "Rana Stock").


     By agreement dated June 27, 1996 (the "Imperial/Sorol Contract"), Imperial agreed to sell (a) 659,750 shares of the New Preferred Stock, (b) 400,000 shares of the New Common Stock and (c) the right to purchase 131,950 shares of the Option Stock (collectively, the "Sorol Stock and Stock Rights"), to Sorol, a New York general partnership ("Sorol") for $500,000. Sorol agreed to give Imperial the option, for 18 months, to purchase all of the foregoing back from Sorol (or its assigns) for a total price of $760,000. Imperial further has the right to match any offer made to Sorol to acquire any of Sorol's Stock and Stock Rights, as described in Item 6 below.


     The closing under the Plan and the transaction with Sorol became effective as of July 10, 1996. As a result of all of the foregoing, Imperial (a) owns 1,090,250 shares of New Preferred Stock and (b) owns 657,000 shares of New Common Stock ((a) and (b) being referred to as the "Imperial Stock"), (c) owns a call option to acquire an additional 218,050 shares of New Common Stock pursuant to the Plan, (d) has the right to purchase from Sorol all of the Sorol Stock and Stock Rights and (e) has the right for five years to match any offer for the Rana Stock and to require Mr. Rana to sell all or part of the Rana Stock under certain conditions as described in Item 6 below, ((c), (d) and (e) being referred to as the "Imperial's Stock Rights" and, collectively with Imperial's Stock, as "Imperial's Total Interest").

    CUSIP No.  808638209 (Common)             Page    6    of    8    Pages
               ------------------                  ------      -----
               808638308 (Preferred)
               ---------------------


Item 5.   Interest in Securities of the Issuer
          ------------------------------------


     As to the Reporting Entity direct beneficial owner of preferred stock, for 1,978,300 shares of the Issuer's common stock


                                                          Imperial's Total
                                                          ----------------
                       Imperial's Stock                      Interests
                       ----------------                      ---------
                  (i.e. the New Preferred and        (i.e. Imperial's Stock
                   New Common Stock Currently       and all options/warrants
                      Owned by Imperial)          to acquire additional shares)

 sole voting power         1,760,250(1)                    3,170,000


 shared voting
 power                           ----                          ----
 sole disposition
 power                       1,748,750                     3,170,000

 shared disposition
 power                           ----                          ----

 ------------------------

 (1) Includes 12,500 shares of New Common Stock for which Imperial has a proxy, as set forth in Item 6 below.

     Voting and sale of Imperial's Total Interests are subject to certain restrictions as described in Item 6 below.



     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.



     The 3,170,000 shares represents 84.53% of the total of the Company's issued and outstanding shares of New Preferred Stock and New Common Stock, in the aggregate.




Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------


     Pursuant to the Rana Contract, Mr. Rana agreed that for a period of five years, he would give Imperial written notice of the terms and conditions of any proposed sale of the Rana Stock and the option to match such terms and conditions. Mr. Rana also gave Imperial an irrevocable proxy to vote his shares for a period of three years. Also pursuant to the Rana Contract, Imperial agreed that, if it sells a majority of the voting control of the Company, then Mr. Rana will be given the option to sell a pro-rata portion of the Rana Stock in such sale on the same terms and conditions as Imperial. Mr. Rana further agreed that, in the event of a sale of voting control by Imperial, Imperial can require Mr. Rana to sell that portion of the Rana Stock as Imperial designates on the same terms as Imperial sells its shares or, if Mr. Rana elects not to, then Imperial can repurchase the Rana Stock for a price equal to the greater of the price originally paid by Mr. Rana to Imperial plus 25% per annum and the last known bona fide bid for the New Common Stock in the market place.


     Pursuant to the Imperial/Sorol Contract, both Imperial and Sorol agreed that, if either wishes to sell any of its interests in the Company to a third party, it will give the other written notice of the terms and conditions of such proposed sale and the option to match such terms and conditions.


     Also pursuant to the Imperial/Sorol Contract, the Reporting Entities agreed
(a) not to vote, as director, officer or shareholder, for any action by the Company that would materially and adversely affect Sorol's economic interests in the Sorol Stock and Stock Rights (including without limitation, the issuance of additional stock by the Company) unless consented to by Sorol, which consent shall not be unreasonably withheld, conditioned or delayed, except as otherwise may be required pursuant to their

    CUSIP No.  808638209 (Common)             Page    7    of    8    Pages
               ------------------                  ------      -----
               808638308 (Preferred)
               ---------------------

respective fiduciary duties or applicable law and (b) to consult with Sorol prior to any vote at any director or shareholder meetings of the Company. The Imperial/Sorol Contract continues for as long as they are shareholders of the Company.


     There are no written agreements between the Reporting Entities and the Company other than the Plan which Imperial and the Company co-proposed.


     Pursuant to the Plan, Imperial has the right to designate three of the Company's five directors. Jonathan Borsuk is a director of the Company, in accordance with the terms of the Plan and may, at some future time, be elected as an officer of the Company as well. In addition, Mr. Borsuk's father, Harvey Borsuk, and his sister, Michelle Borsuk, are directors of the Company. The three Borsuks constitute a majority of the Company's board of directors.






Item 7.   Material to Be Filed as Exhibits
          --------------------------------


     Exhibit 1 Fifth Modified Plan of the Company as amended by July 10, 1996 Agreement (the "Plan" described above).
     Exhibit 2 June 27, 1996 Agreement among the Reporting Entities, Sorol and Harvey Borsuk (the "Imperial/Sorol Contract" described above).

     Exhibit 3 June 17, 1996 Agreement between Imperial and Rahul Rana (the "Rana Contract" described above).

    CUSIP No.  808638209 (Common)             Page    8    of    8    Pages
               ------------------                  ------      -----
               808638308 (Preferred)
               ---------------------
                                    Signature
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.



                    Imperial Capital Worldwide Partners, L.P.

                    by: Imperial Capital Investors Corp., its general partner

July 22, 1996



                    By:        /s/ JONATHAN BORSUK
                       ------------------------------------------------------
                                   Jonathan Borsuk, President


July 22, 1996


                                /s/ JONATHAN BORSUK
                    ---------------------------------------------------------
                                   Jonathan Borsuk